Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Years ended December 31,
	2015	2014	2013	2012	2011
Income (loss) from continuing operations before income taxes and accounting changes	$(15)	$(1,299)	$993	$645	$(10)
Less: income attributable to noncontrolling interests before income taxes	259	262	210	270	190

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$(274)	$(1,561)	$783	$375	$(200)

Fixed charges included in income (loss) from continuing operations:
Interest expense	$407	$418	$440	$422	$458
Interest portion of rental expense	6	8	8	9	10

Subtotal	413	426	448	431	468
Interest credited to investment contractholders	720	737	738	775	794

Total fixed charges from continuing operations	$1,133	$1,163	$1,186	$1,206	$1,262

Income (loss) from continuing operations available for fixed charges (including interest credited to investment contractholders)	$859	$(398)	$1,969	$1,581	$1,062

Ratio of income (loss) from continuing operations to fixed charges (including interest credited to investment contractholders)	0.76	(0.34)	1.66	1.31	0.84

Income (loss) from continuing operations available for fixed charges (excluding interest credited to investment contractholders)	$139	$(1,135)	$1,231	$806	$268

Ratio of income (loss) from continuing operations to fixed charges (excluding interest credited to investment contractholders)	0.34	(2.66)	2.75	1.87	0.57

For the years ended December 31, 2015, 2014 and 2011, our deficiency in income necessary to cover fixed charges was $274 million, $1,561 million and $200 million, respectively.